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SEC FILE NUMBER
001-33016

CUSIP NUMBER
26985R 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Eagle Rock Energy Partners, L.P.

Full Name of Registrant

Former Name if Applicable
16701 Greenspoint Park Drive
Suite 200

Address of Principal Executive Office (Street and Number)
Houston, TX 77060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As a result of its recent acquisitions and the required preparation and filing of a recent amendment to its Form 10-Q for the quarter ended June 30, 2007, the registrant has experienced delay completing its review process for its Form 10-Q for the quarter ended September 30, 2007. The registrant will file its Form 10-Q for the quarter ended September 30, 2007 within the prescribed extension period in accordance with Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard W. FitzGerald	281	408-1203
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

For the third quarter of 2007, the registrant anticipates reporting $276.9 million of revenues as compared to revenues of $151.6 million for the third quarter of 2006 and $174.4 million for the second quarter of 2007. The registrant anticipates reporting net income of $9.4 million for the third quarter of 2007, compared to net income of $12.9 million for the same period in 2006 and a loss of $23.8 million in the second quarter of 2007. Included in net income for the third quarter of 2007 is a non-cash, unrealized risk management gain of $0.4 million as compared to a gain of $7.9 million in the third quarter of 2006 and a loss of $22.3 million in the second quarter of 2007. These changes are the result primarily of acquisitions completed by the registrant in 2007 as well as continued organic growth by the registrant.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Eagle Rock Energy Partners, L.P.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2007	EAGLE ROCK ENERGY PARTNERS, L.P.
	By:	Eagle Rock Energy GP, L.P., its general partner

	By:	Eagle Rock Energy G&P, LLC, its general partner

	By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer (an authorized officer)